As filed with the Securities and Exchange Commission on February 15, 2023

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Avantax, Inc.

(Name of Subject Company (Issuer))

Avantax, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
095229100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Tabitha Bailey
Chief Legal Officer and Corporate Secretary
Avantax, Inc.
3200 Olympus Blvd, Suite 100
Dallas, Texas 75019
Tel: (972) 870-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Beth E. Berg
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
(312) 853-7443

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 27, 2023, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) and Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO filed with the Commission on February 3, 2023 and February 9, 2023, respectively (as it may be further amended or supplemented from time to time, the “Schedule TO”), related to the offer by Avantax, Inc., a Delaware corporation formerly known as Blucora, Inc. (the “Company”), to purchase for cash up to $250,000,000 of its common stock, par value $0.0001 per share, at a price per share of not less than $27.00 and not more than $31.00 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is made upon the terms and subject to the conditions described in the Offer to Purchase, dated January 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, the Letter of Transmittal together with the Offer to Purchase, the “tender offer”), a copy of which was attached as Exhibit (a)(1)(ii) to the Schedule TO.

Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO and the tender offer.

Amendments to Exhibit (a)(1)(i)

Item 11. Additional Information.

The information set forth in Item 11 is hereby amended and supplemented by the following:

(1)	The information in the second paragraph on page 30 of the Offer to Purchase as amended by Amendment No. 1 and Amendment No. 2 is further hereby amended and supplemented to delete the word “and” opposite “Current Reports on Form 8-K” and to replace it with “,” and to add “and February 15, 2023” immediately following “January 27, 2023.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

AVANTAX, INC.
By:	/s/ Tabitha Bailey
Name:	Tabitha Bailey
Title:	Chief Legal Officer and Corporate Secretary

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